UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 6)*

                          XO COMMUNICATIONS, INC.
---------------------------------------------------------------------------
                              (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 65333H707
---------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS,                   FORSTMANN LITTLE & CO. SUBORDINATED
     SHRIVER & JACOBSON                      DEBT & EQUITY MANAGEMENT BUYOUT
     ONE NEW YORK PLAZA                      PARTNERSHIP-VII, L.P.
     NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
     ATTN:  STEPHEN FRAIDIN, ESQ.            PARTNERSHIP-VI, L.P.
     (212) 859-8000                     FL FUND, L.P.
                                        THEODORE J. FORSTMANN
                                        C/O FORSTMANN LITTLE & CO.
                                             767 FIFTH AVENUE
                                             NEW YORK, NY  10153
                                             ATTN:  WINSTON W. HUTCHINS
                                             (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)



                             NOVEMBER 28, 2001
                ------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13(g), check the following box.   [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VIII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           50,183,824**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         50,183,824**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,183,824**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.2%

14  TYPE OF REPORTING PERSON*

    PN

---------------------------
** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Cumulative Convertible Participating Preferred Stock (the "Series G Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series G Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No.  65333h707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           73,301,588**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         73,301,588**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    73,301,588**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.8%

14  TYPE OF REPORTING PERSON*

    PN

--------------------------
** Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series D Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series H Convertible Participating Preferred Stock (the "Series H Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Amended and Restated Series H Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. A portion of the number of shares referred to in items 7, 9 and 11 above was calculated, with respect to the number of shares of Class A Common Stock issuable upon conversion of the Series H Preferred, in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No. 65333h707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           44,000**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         44,000**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    44,000**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    PN

--------------------------------
** Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00. Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

                             SCHEDULE 13D

CUSIP No. 65333h707

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           800,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         800,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    800,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON*

    IN

This Amendment No. 6, filed on behalf of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership ("MBO-VII"), Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership ("Equity-VI"), FL Fund, L.P., a Delaware limited partnership ("FL Fund", and together with MBO-VII and Equity-VI, the "FL Partnerships"), and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with MBO-VII, Equity-VI and FL Fund, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on January 25, 2000, as amended by Amendment No. 1 filed on May 25, 2000, Amendment No. 2 filed on June 16, 2000, Amendment No. 3 filed on July 10, 2000, Amendment No. 4 filed on May 1, 2001 and Amendment No. 5 filed on June 6, 2001 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.02 per share, of XO Communications, Inc., a Delaware corporation ("XO"). Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, the "FL Investors") and XO have entered into a non-binding Term Sheet, dated November 28, 2001, a copy of which is attached hereto as Exhibit 19. FLC XXXI Partnership, L.P.,a New York limited partnership doing business as Forstmann Little & Co. ("FLC XXXI"), and Telefonos de Mexico, S.A. de C.V., a corporation organized under the laws of the United Mexican States, have entered into a Letter Agreement, dated November 21, 2001, a copy of which is attached hereto as Exhibit 20. FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI and Equity-VII. FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII and MBO-VIII. Mr. Forstmann is a general partner of FLC XXXII and FLC XXXIII and a general partner of the general partners of FLC XXXI.. FLCXXXI is the general partner of FL Fund. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.  Purpose of Transaction
         ----------------------

Item 4 is hereby amended to add the following:

     On November 28, 2001, Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII"), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII" and, together with Equity VII, sometimes hereinafter referred to as the "FL Investors"), and XO entered into a non-binding Term Sheet, a copy of which is attached hereto as
Exhibit 19 (the "Term Sheet"). On November 21, 2001, FLC XXXI (signing as Forstmann Little & Co.) and Telefonos de Mexico, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Telmex"; Telmex and the FL Investors are sometimes hereinafter referred to as the "Investors" ) entered into a Letter Agreement, a copy of which is attached hereto as Exhibit 20 (the "Letter Agreement").

     If the transactions contemplated by the Term Sheet and the Letter Agreement are consummated, the FL Investors, which are under common control with the Reporting Persons, will collectively, following the restructuring of XO described in the Term Sheet (the "Restructuring") become the beneficial owners of 39% of the then outstanding shares of XO common stock. This will occur through their purchase from XO for $400 million in cash of shares of Class A Common Stock and one share of a newly-created class of common stock of XO to be designated "Class D Common Stock". The Class D Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights described more fully below and in the Term Sheet. The share of Class D Common Stock to be purchased by the FL Investors will automatically convert into one share of Class A Common Stock under certain circumstances described in the Term Sheet. Additionally, the Term Sheet provides that following the Restructuring Telmex shall purchase from XO shares of a newly-created class of common stock of XO to be designated "Class C Common Stock" for $400 million in cash. Each share of Class C Common Stock will be convertible into one share of Class A Common Stock under certain circumstances described in the Term Sheet. The Term Sheet contemplates that the Class C Common Stock to be purchased by Telmex will be convertible into shares of Class A Common Stock representing 39% of the outstanding shares of XO common stock upon completion of such purchase. The Class C Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights more fully described below and in the Term Sheet.


     The Term Sheet provides that, following the completion of the transactions contemplated thereby, the number of directors on the board of directors of XO shall be fixed at not more than 12. Following completion of the transactions contemplated by the Term Sheet and prior to the date on which no director, officer, employee or other representative of Telmex is a member of the board of directors of an entity that competes directly with XO (the "Board Representation Date"), so long as the FL Investors collectively own at least 10% of the outstanding common stock of XO, the FL Investors shall have the right to appoint or nominate to the board of directors of XO the number of directors equal to the product of (i) the total number of directors on the board of directors of XO times (ii) the percentage of the number of outstanding shares of XO common stock owned by the Investors, rounded up to the nearest whole number. The Term Sheet further contemplates that Telmex will agree to vote its shares of XO common stock for the election of the nominees of the FL Investors to the board of directors of XO. After the Board Representation Date, so long as either the FL Investors or Telmex owns at least 10% of the outstanding XO common stock, such Investor shall have the right to appoint to the board of directors of XO the number of directors equal to the product of (i) the total number of directors on the board of directors of XO times (ii) the percentage of the total number of outstanding shares of XO common stock owned by such Investor, rounded up to the nearest whole number. The Term Sheet further contemplates that the FL Investors and Telmex will agree to vote their shares of XO common stock for the election of the nominees of the other Investor to the board of directors of XO.

     The Letter Agreement provides that, at any time prior to the Board Representation Date, Telmex shall be entitled to instruct FLC XXXI (referred to in the Letter Agreement as Forstmann Little & Co.) that, in connection with the nomination by Forstmann Little & Co. of directors to the board of directors of XO, Forstmann Little & Co. shall include among its nominees up to that number of individuals identified by Telmex who are independent of, and not affiliated with, either Telmex or XO, equal to the product of (i) the total number of XO directors times (ii) the percentage of the total outstanding XO common stock owned by Telmex at such time, rounded up to the nearest whole number of directors; provided, that the total number of directors nominated at Telmex's instructions may at no time exceed the number of directors appointed or nominated by Forstmann Little & Co. who were not nominated on Telmex's instructions. Forstmann Little & Co. agrees pursuant to the Letter Agreement to vote all shares of Class A Common Stock owned by it in favor of the nominees requested by Telmex. Until the Board Representation Date, Forstmann Little & Co. will meet on a regular basis with Telmex to share information about XO with Telmex to the degree doing so is consistent with applicable law. At the Board Representation Date, the directors nominated or appointed to the board of directors of XO at the instruction of Telmex shall resign from the board and shall be replaced by directors nominated or appointed by Telmex pursuant to the terms of the Term Sheet.

     The Term Sheet provides for the creation of a five-member XO executive committee (the "Executive Committee") which shall have responsibility for the strategic direction of XO. Prior to the Board Representation Date, the FL Investors shall have the right to have (a) four director designees on the Executive Committee so long as the FL Investors continue to own at least 15% of the outstanding XO common stock or (b) two director designees on the Executive Committee so long as the FL Investors continue to own at least 10% but less than 15% of the outstanding XO common stock. After the Board Representation Date, each Investor shall have the right to have (a) two director designees on the Executive Committee so long as such Investor continues to own at least 15% of the outstanding XO common stock or (b) one director designee on the Executive Committee so long as such Investor continues to own at least 10% but less than 15% of the outstanding XO common stock. The Term Sheet provides that XO shall not take certain significant corporate actions without the approval of at least 2/3 of the members of the Executive Committee. These significant corporate actions include: (a) approving or modifying XO's business plan, adopting a new business plan or taking any action that would constitute a material deviation from the current business plan; (b) approving or recommending a merger, consolidation, reorganization or recapitalization of XO or any sale of all or a substantial portion of the assets of XO and its subsidiaries (a "Major Event"); (c) acquiring any equity interest in or assets of any other person with a value greater than $100 million; (d) with certain limited exceptions, issuing any equity securities or derivative securities with a value in excess of $100 million; (e) purchasing or redeeming any shares of its capital stock; (f) declaring or paying any dividends, or making any distributions in respect of any shares of its capital stock; (g) redeeming, retiring, defeasing, offering to purchase or changing any material term, condition or covenant in respect of outstanding long-term debt; (h) incurring indebtedness for borrowed money in excess of $100 million in aggregate principal amount; (i) making any material change in its accounting principles or practices (other than as required by GAAP or recommended by XO's outside auditors), or removing XO's outside auditors or appointing new auditors, or (j) appointing, terminating or modifying the terms of the employment of any member of XO's senior management. Notwithstanding the foregoing, if any such significant corporate actions are considered by the Executive Committee and are not approved by the requisite 2/3 majority of the Executive Committee and representatives of the Investors have attempted to resolve their differences regarding such action for at least 30 days, any member of the Executive Committee shall be entitled to present such issue to the XO board of directors where the action may be adopted or rejected by a majority vote of the XO board of directors.

     The Term Sheet also provides that so long as (i) an Investor holds shares of Class A Common Stock representing at least 20% of the outstanding XO common stock and (ii) no Major Event nor any acquisition by any person or any group of persons (as such terms are used for purposes of Schedule 13D under the Securities Exchange Act of 1934) of more than 50% of the total number of outstanding shares of Common Stock shall have occurred, the approval of at least one director designee of such Investor shall be required before XO may take any of the following actions: (a) amend its certificate of incorporation or bylaws; (b) enter into any transaction with any affiliate, officer, director or stockholder; or(c) file any petition for bankruptcy or make any assignment for the benefit of creditors.

     In addition to the corporate governance rights of the Investors arising out of their participation on the board of directors of XO or on the Executive Committee described above, the Term Sheet also provides that the Investors shall have certain additional governance rights through their ownership of Class C Common Stock and Class D Common Stock. At any time at which there remain outstanding any shares of Class C Common Stock or Class D Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class, and the affirmative vote of the holder of the share of Class D Common Stock, voting as a separate class, shall be required before XO may consummate a Major Event. In addition, if, at any time prior to the Board Representation Date there are any outstanding shares of Class C Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class, shall be required before XO may (a) acquire any equity interest in or assets of any other person with a value greater than 20% of XO's net assets, (b) with certain limited exceptions, authorize for issuance or issue any equity securities or derivative securities with a value in excess of $100 million, (c) incur indebtedness for borrowed money in excess of $100 million in aggregate principal amount, or (d) amend its certificate of incorporation or bylaws.

     The Term Sheet provides that each Investor will agree that so long as the other Investor holds at least 20% of the outstanding XO common stock, such Investor will not, without the express written consent of the other Investor, (i) acquire any additional shares of XO common stock, other equity securities of XO or other securities convertible or exchangeable into equity securities of XO, except pursuant to its pre-emptive rights discussed in Item 6 below, (ii) with certain limited exceptions, solicit consents for the election of directors to the board of directors of XO or seek to change the number of directors on the board of directors of XO,
(iii) form, encourage or participate in a "person" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of taking any actions described in this paragraph, (iv) make any shareholder proposals to XO or (v) propose or commence any mergers, acquisitions, tender offers, asset sale transactions or other business combinations involving XO.

     Pursuant to the Letter Agreement, Telmex and Forstmann Little agree that until June 30, 2002, they will not (x) solicit or engage in any discussions or negotiations with, or provide any information to, any other person or entity regarding any investment in, or any business combination, other change of control transaction or restructuring involving, XO, or (y) purchase any equity or debt securities of XO, provided, however, that if either party no longer wishes to proceed with the transactions contemplated by the Term Sheet, such party may deliver a written notice to such effect to the other party in which case the party receiving such notice shall no longer be bound by the terms of this "standstill" provision. To the degree that this "standstill" provision is inconsistent with the similar provision in the Term Sheet described in the immediately preceding paragraph, the parties agree that the provision in the Letter Agreement shall prevail.

     Except for certain limited provisions of the Term Sheet, the Term Sheet is not binding on either the Investors or XO. Neither the Letter Agreement nor the Term Sheet vests in the FL Investors, any Reporting Person, Telmex or any other person any beneficial interest in, or ownership of, any shares of Class A Common Stock or any other securities of XO.

     Depending on various factors, including, without limitation, XO's financial position and investment strategy, the price levels of the XO common stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons and FL Investors may in the future take such actions with respect to its investment in XO as it deems appropriate, including, without limitation, purchasing additional shares of XO common stock or selling some or all of its XO common stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended as follows:

     The following information is as of November 28, 2001:

     (i) MBO-VII:

     (a) Amount Beneficially Owned:

     MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 34,375,000 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series C Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series C Certificate of Designation) equal $17.00.

     MBO-VII directly owns 268,750 shares of Series G Preferred, which are convertible into 15,808,824 shares of Class A Common Stock, assuming the conversion of all Series G Preferred and Series H Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series G Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series G Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series G Certificate of Designation) equal $17.00.

     FLC XXXIII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland)with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXIII.

     The shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII as calculated above are convertible into approximately 13.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations promulgated thereunder (the "Act"), and there being 329,963,440 shares of Class A Common Stock outstanding as of November 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended September 30, 2001.

     (b) Assuming conversion of all shares of Series C Preferred and Series G Preferred beneficially owned by MBO-VII, number of shares as to which MBO-VII has:

          (i)    sole power to vote or to direct the vote - 50,183,824.

          (ii)   shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 50,183,824.

          (iv)   shared power to dispose or to direct the disposition of --
                 None.

     (ii) Equity-VI:

     (a) Amount Beneficially Owned:

     Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 15,592,647 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     Equity-VI directly owns 131,052 shares of Series H Preferred, which are convertible into 7,708,941 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     Equity-VI directly owns 50,000,000 shares of Class A Common Stock.

     FLC XXXII, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) are the general partners of FLC XXXII.

     The shares of (i) Series D Preferred and Series H Preferred as calculated above on an as-converted basis and (ii) Common Stock beneficially owned by Equity-VI represent approximately 20.8% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 329,963,440 shares of Class A Common Stock outstanding as of November 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended September 30, 2001.

     Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by Equity-VI, number of shares as to which Equity-VI has:

          (i)    sole power to vote or to direct the vote - 73,301,588.

          (ii)   shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 73,301,588.

          (iv)   shared power to dispose or to direct the disposition of --
                 None.

     (iii) FL Fund:

     (a) Amount Beneficially Owned:

     FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 32,353 shares of Class A Common Stock, assuming the conversion of all Series C Preferred and Series D Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series D Certificate of Designation) equal $17.00.

     FL Fund directly owns 198 shares of Series H Preferred, which are convertible into 11,647 shares of Class A Common Stock, assuming the conversion of all Series H Preferred and Series G Preferred pursuant to
Section 8(a)(i) of the Amended and Restated Series H Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series H Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Amended and Restated Series H Certificate of Designation) equal $17.00.

     FLC XXXI, having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Mr. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes (each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement) are the general partners of each of FLC XXIX and FLC XXXIII.

     The shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund as calculated above are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 329,963,440 shares of Class A Common Stock outstanding as of November 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended September 30, 2001.

     (b) Assuming conversion of all shares of Series D Preferred and Series H Preferred beneficially owned by FL Fund, number of shares as to which FL Fund has:

          (i)    sole power to vote or to direct the vote - 44,000.

          (ii)   shared power to vote or to direct the vote -- None.

          (iii)  sole power to dispose or to direct the disposition of -
                 44,000.

          (iv)   shared power to dispose or to direct the disposition of --
                 None.

     (iv) Theodore J. Forstmann:

     (a) Amount Beneficially Owned:

     Mr. Forstmann directly owns 800,000 shares of Class A Common Stock.

     The shares of Class A Common Stock beneficially owned by Mr. Forstmann represents 0.2% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 329,963,440 shares of Class A Common Stock outstanding as of November 8, 2001, based on XO's quarterly report on Form 10-Q for the period ended September 30, 2001.

     (b) Number of shares as to which Mr. Forstmann has:

          (i)    sole power to vote or to direct the vote - 800,000.

          (ii)   shared power to vote or to direct the vote -- None.

          (iii)  sole power to dispose or to direct the disposition of -
                 800,000.

          (iv)   shared power to dispose or to direct the disposition of --
                 None.

     (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in
Schedule I, beneficially owns any shares of Class A Common Stock or has effected any transactions in shares of Class A Common Stock during the preceding 60 days.

     (vi) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the FL
Partnerships is governed by the limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

Item 6 is hereby amended to add the following:

     Term Sheet
     ----------

               On November 28, 2001, Equity VII, MBO VIII and XO entered into the Term Sheet. If the transactions contemplated by the Term Sheet and the Letter Agreement are consummated, the FL Investors, which are under common control with the Reporting Persons, will collectively, following the Restructuring become the beneficial owners of 39% of the then outstanding shares of Class A Common Stock. This will occur through their purchase from XO for $400 million in cash of shares of Class A Common Stock and one share of Class D Common Stock. The Class D Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights described more fully below and in the Term Sheet. The share of Class D Common Stock to be purchased by the FL Investors will automatically convert into one share of Class A Common Stock under certain circumstances described in the Term Sheet. Additionally, pursuant to the Term Sheet, following the Restructuring Telmex may purchase from XO shares of Class C Common Stock for $400 million in cash. Each share of Class C Common Stock will be convertible into one share of Class A Common Stock under certain circumstances described in the Term Sheet. The Term Sheet contemplates that the Class C Common Stock to be purchased by Telmex will be convertible into 39% of the outstanding shares of Class A Common Stock upon completion of such purchase. The Class C Common Stock will be identical to the Class A Common Stock in all respects other than certain special voting rights more fully described below and in the Term Sheet.

     The Term Sheet provides that, following the completion of the transactions contemplated thereby, the number of directors on the board of directors of XO shall be fixed at not more than 12. Following completion of the transactions contemplated by the Term Sheet and prior to the Board Representation Date, so long as the FL Investors own at least 10% of the outstanding common stock of XO, the FL Investors shall have the right to appoint or nominate to the board of directors of XO the number of directors equal to the product of (i) the total number of directors on the board of directors of XO times (ii) the percentage of the number of outstanding shares of XO common stock owned by the Investors, rounded up to the nearest whole number. The Term Sheet further contemplates that Telmex will agree to vote its shares of XO common stock for the election of the nominees of the FL Investors to the board of directors of XO. After the Board Representation Date, so long as either the FL Investors or Telmex owns at least 10% of the outstanding XO common stock, the Investors shall have the right to appoint to the board of directors of XO the number of directors equal to the product of (i) the total number of directors on the board of directors of XO times (ii) the percentage of the total number of outstanding shares of XO common stock owned by such Investor, rounded up to the nearest whole number. The Term Sheet further contemplates that the FL Investors and Telmex will agree to vote their shares of XO common stock for the election of the nominees of the other Investor to the board of directors of XO.

     The Term Sheet provides that, prior to the fourth anniversary of the completion of the purchases of common stock by the Investors, the shares of XO common stock acquired by each Investor pursuant to the transactions contemplated by the Term Sheet shall be transferable only to affiliates of such Investor.

     The Term Sheet provides that each Investor shall have a pre-emptive right to purchase its pro rata percentage of any subsequent issuances of equity securities (or equivalents or derivatives thereof) or debt securities by XO. So long as there remain outstanding any shares of Class C Common Stock, Telmex shall have the right to purchase shares of Class C Common Stock in the exercise of its pre-emptive rights and Forstmann Little shall have the right to purchase shares of Class D Common Stock in the exercise of its pre-emptive rights.

     The Term Sheet provides that XO and each of its directors and officers and each holder of more than 5% of XO's equity securities (including the Investors) shall be prohibited, directly or indirectly, from issuing, selling or otherwise distributing any equity securities of XO or any securities convertible or exchangeable into such equity securities for a period of one year following completion of the purchase of common stock by the Investors contemplated by the Term Sheet.

     The Term Sheet provides that each Investor agrees that so long as the other Investor holds at least 20% of the outstanding XO common stock, such Investor will not, without the express written consent of the other Investor, (i) acquire any additional shares of XO common stock, other equity securities of XO or other securities convertible or exchangeable into equity securities of XO, except pursuant to its pre-emptive rights discussed above, (ii) with certain limited exceptions, solicit consents for the election of directors to the board of directors of XO or seek to change the number of directors on the board of directors of XO, (iii) form, encourage or participate in a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of taking any actions described in this paragraph, (iv) make any shareholder proposals to XO or (v) propose or commence any mergers, acquisitions, tender offers, asset sale transactions or other business combinations involving XO.

     The Term Sheet contemplates that concurrently with the execution of a definitive stock purchase agreement in connection with the purchase of XO common stock by the Investors, the Investors and XO shall enter into a registration rights agreement (the ("Registration Rights Agreement"), which shall be effective upon completion of the purchase of XO common stock by the Investors contemplated by the Term Sheet. The Term Sheet provides that the Registration Rights Agreement will contain customary terms and conditions that are more fully described in the Term Sheet.

     Except for certain limited provisions of the Term Sheet, the Term Sheet is not binding on either the Investors or XO.

     The foregoing description of the Term Sheet is not intended to be complete and is qualified in its entirety by the complete text of the Term Sheet, which is incorporated herein by reference. The Term Sheet is filed as Exhibit 19 hereto.

     Telmex Letter Agreements
     ------------------------

     On November 21, 2001, FLC XXXI (signing as Forstmann Little & Co.) and Telmex entered into the Letter Agreement. Pursuant to the Letter Agreement, among other things, Telmex acknowledges that it is the "Investor/Partner" identified in the Term Sheet and agreed to be bound by the terms of the Term Sheet once it was executed. The Term Sheet was executed on November 28, 2001 and also on that date, Telmex executed and delivered a letter (the "Telmex Confirmation") addressed to Forstmann Little & Co. confirming that the Term Sheet was acceptable to Telmex.

     The Letter Agreement provides that, at any time prior to the Board Representation Date, Telmex shall be entitled to instruct Forstmann Little & Co. that, in connection with the nomination by Forstmann Little & Co. of directors to the board of directors of XO, Forstmann Little & Co. shall include among their nominees up to that number of individuals identified by Telmex who are independent of, and not affiliated with, either Telmex or XO that represent the percentage of total XO directors equal to the product of
(i) the total number of directors on the board of directors of XO times
(ii) the percentage of the number of outstanding shares of XO common stock owned by the Investors, rounded up to the nearest whole number; provided, that the total number of directors nominated at Telmex's instructions may at no time exceed the number of directors appointed or nominated by Forstmann Little & Co. who were not nominated on Telmex's instructions. Pursuant to the Letter Agreement, Forstmann Little & Co. will vote all shares of Class A Common Stock owned by it in favor of the nominees requested by Telmex. Until the Board Representation Date, Forstmann Little & Co. will meet on a regular basis with Telmex to discuss the business of XO to the degree doing so is consistent with applicable law. At the Board Representation Date, the directors nominated or appointed to the board of directors of XO at the instruction of Telmex shall resign from the board and shall be replaced by directors nominated or appointed by Telmex pursuant to the terms of the Term Sheet.

     The Letter Agreement further provides that, from and after the fourth anniversary of the closing of the transactions contemplated by the Term Sheet, if XO receives a proposal regarding a significant transaction such as a merger or other business combination transaction, Forstmann Little & Co. and Telmex will engage in good faith discussions regarding the desirability and timing of such proposal. If the parties cannot agree during these discussions, the party that opposes the proposal may present a competing proposal to the XO board of directors. If such competing proposal is at least equal, in the good faith judgment of the XO board, to the original proposal, such competing proposal will be accepted.

     Pursuant to the Letter Agreement, the parties also agree that until June 30, 2002, they will not (x) solicit or engage in any discussions or negotiations with, or provide any information to, any other person or entity regarding any investment in, or any business combination, other change of control transaction or restructuring involving XO, or (y) purchase any equity or debt securities of XO; provided, however, that if either party no longer wishes to proceed with the transactions contemplated by the Term Sheet, such party may deliver a written notice to such effect to the other party in which case the party receiving such notice shall no longer be bound by the terms of this "standstill" provision. To the degree that this "standstill" provision is inconsistent with the similar provision in the Term Sheet, the parties agree that the provision in the Letter Agreement shall prevail.

     The Letter Agreement permits Telmex to structure its investment in XO in a manner that is economically equivalent to the purchase of XO common stock contemplated by the Term Sheet, but that takes into account any applicable regulatory matters and to transfer such investment to any of its majority-owned subsidiaries.

     The foregoing description of the Letter Agreement and the Confirmatory Letter is not intended to be complete and is qualified in its entirety by the complete text of the Letter Agreement and the Confirmatory Letter, each of which is incorporated herein by reference. The Letter Agreement is filed as Exhibit 20 hereto and the Confirmatory Letter is filed as Exhibit 21 hereto.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated December 7, 1999, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

2. Registration Rights Agreement, dated as of January 20, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5. Assignment and Assumption Agreement, dated January 19, 2000, between Equity-VI and FL Fund.*

6.   Joint Filing Agreement.*

7. Stock Purchase Agreement, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII and Equity-VI.*

8. Amended and Restated Registration Rights Agreement, dated as of July 6, 2000, between XO (f/k/a NEXTLINK) and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and
     Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G
     Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Agreement and Waiver, dated as of June 14, 2000, among XO (f/k/a NEXTLINK), MBO-VII, Equity-VI and FL Fund.*

12. Amendment and Stock Purchase Agreement, dated as of April 25, 2001, by and between XO and the FL Partnerships.*

13. Form of Second Amended and Restated Registration Rights Agreement, dated as of _____, 2001, to be entered into by and between XO and the FL Partnerships.*

14. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

15. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

16. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series G Cumulative Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

17. Form of Amended and Restated Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series H Convertible Participating Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

18.  Joint Filing Agreement.*

19. Term Sheet, dated November 28, 2001, among Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. and XO
     Communications, Inc.

20. Letter Agreement, dated November 21, 2001, between Telefonos de Mexico, S.A. de C.V. and Forstmann Little & Co.

21. Letter, dated November 28, 2001, from Telefonos de Mexico, S.A. de C.V. to Forstmann Little & Co.

----------------
* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2001

                                    FORSTMANN LITTLE & CO. SUBORDINATED
                                    DEBT AND EQUITY MANAGEMENT BUYOUT
                                    PARTNERSHIP-VII, L.P.

                                    By:   FLC XXXIII Partnership, L.P.
                                          its general partner

                                    By:   /s/ Winston W. Hutchins
                                          -----------------------------------
                                          Winston W. Hutchins,
                                          a general partner

                                    FORSTMANN LITTLE & CO. EQUITY
                                    PARTNERSHIP-VI, L.P.

                                    By:   FLC XXXII Partnership, L.P.
                                          its general partner

                                    By:   /s/ Winston W. Hutchins
                                          -----------------------------------
                                          Winston W. Hutchins,
                                          a general partner


                                    FL FUND, L.P.

                                    By:   FLC XXXI Partnership, L.P.
                                          its general partner

                                    By:   FLC XXIX Partnership, L.P.
                                          a general partner

                                    By:   /s/ Winston W. Hutchins
                                          -----------------------------------
                                          Winston W. Hutchins,
                                          a general partner


                                          -----------------------------------
                                          Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------


                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland


                           Theodore J. Forstmann
                             Sandra J. Horbach
                            Winston W. Hutchins
                              Thomas H. Lister
                             Jamie C. Nicholls
                              Gordon A. Holmes




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXI
                                 --------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States other than Mr. Holmes, who is a citizen of the Republic of Ireland.

                           Theodore J. Forstmann
                             Sandra J. Horbach
                              Thomas H. Lister
                            Winston W. Hutchins
                             Jamie C. Nicholls
                              Gordon A. Holmes